Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Quarterly Activities Report

and

Appendix 4C of the ASX Listing Rules

for the quarter ended

31 March 2012

GENETIC TECHNOLOGIES LIMITED

QUARTERLY ACTIVITIES REPORT

FOR THE QUARTER ENDED 31 MARCH 2012

OPERATIONS

Total cash receipts from customers during the quarter ended 31 March 2012 were $1.11 million and $4.91 million for the nine-month period ended on that date.  Following the raising of $10.89 million by the Company from the placement of 60 million shares in late July and the subsequent raising of $845,000 in equity capital by its former subsidiary, ImmunAid Pty. Ltd., the Group’s cash reserves were $11.5 million at the end of the quarter under review.  A further $155,000 was raised by ImmunAid Pty. Ltd. after the end of the quarter under review, taking the total amount raised to $1 million.

Year-to-date gross revenues from the Company’s Australian testing operations were in line with budget expectations at the end of the first three quarters of the 2012 financial year.  Further information regarding sales and operations will be provided to the Market in the Company’s 2012 Financial Report and accompanying ASX Appendix 4E which will be released prior to the end of August 2012.

BREVAGen™ breast cancer risk test

During the previous quarter, inspectors from the Centers for Medicare and Medicaid Services (“CMS”) in the U.S. visited the Company’s laboratory in Victoria, Australia to conduct the first survey of this facility under the U.S. Clinical Laboratories Improvement Amendments (“CLIA”).  The survey process was successfully completed prior to the end of December 2011, with the Company receiving the resulting Certificate of Compliance in February 2012.

Following the granting of this Certificate, and the lodgement of procedural out of state licensure forms, the BREVAGen™ test is now available for sale in an additional two states, bringing the total to 46 of the 50 U.S. states.  Phenogen is now awaiting approval from a further three states, including the key healthcare markets of California and Florida, and is actively recruiting individuals to join the Phenogen sales team in those new states.  An application for the last remaining state (New York) is in process.

The Phenogen sales team currently has nine full time members, with two further sales representatives being recruited to service the Ohio Valley and Mid-Atlantic regions.

During the March quarter, the Company has continued the credentialing process, targeting the top-10 preferred provider organisations (PPOs) in the U.S., which represent more than 80 percent of the covered lives in the markets currently serviced by Phenogen.  As of the date of this Report, four contracts with PPOs had been executed, with more in late stage negotiations.  As the number of contracted PPOs continues to grow, the Company anticipates that the rate of reimbursement by the respective insurance companies will accelerate.

Preparations are now underway to initiate a BREVAGen™ validation study in Hispanic women.  This new study will also expand the panel of genetic markers associated with breast cancer in this target population.  In addition, the study will include patients ≥ 35 years old, in keeping with currently available clinical risk models.  The Company has now identified the study’s principal investigator with expectations that the study will begin in first half of calendar 2012.

LICENSING AND IP

Assertion programs

On 26 May 2011, the Company announced it had filed a third patent infringement law suit in the U.S., in the U.S. District Court for the District of Colorado, asserting infringement of its primary non-coding patent against the following parties:

•                  Agilent Technologies Inc.;

•                  Bristol-Myers Squibb Company;

•                  Eurofins STA Laboratories Inc.;

•                  GlaxoSmithKline PLC;

•                  Hologic Inc.;

•                  Merial LLC;

•                  Navigenics Inc.;

•                  Neogen Corporation / GeneSeek Inc.;

•                  Pfizer Inc.; and

•                  454 Life Sciences Corporation.

The Company is pleased to report that Settlement and License Agreements have been executed with Navigenics Inc., Hologic Inc. and Eurofins STA Laboratories Inc. and that settlement discussions with certain other parties to the Colorado suit are progressing.

The Colorado suit is in addition to a seven-party suit filed in January 2011 in the U.S. District Court for the Western District of Texas for infringement of the same technology.  On 21 February 2012, the Company announced the successful conclusion of this second assertion suit having executed a Settlement with a group of companies associated with Sonic Healthcare Limited.

Other licensing activities

In addition to the licenses granted as part of the Company’s formal assertion program as detailed above, the Company itself continues to pursue licenses in respect of its non-coding technology in the U.S. and other jurisdictions, principally in Europe.

RESEARCH AND DEVELOPMENT

As part of the Company’s strategy to place a stronger emphasis on the expansion of its cancer diagnostic franchise, its research programs are being progressed with a view to out-license, co-develop or partner the respective technologies.

ImmunAidTM

On 13 April 2012, the Company announced that its former subsidiary, ImmunAid Pty. Ltd., had successfully raised $1 million in a private placement from U.S., European and Australian sophisticated investors.  This financing provides ImmunAid with sufficient resources to enable the company to advance its novel approach to cancer therapy by the timely reversal of immune system suppression via its unique “on/off” technology.

In return for their $1 million investment, the incoming investors have secured a 10% interest in ImmunAid Pty. Ltd.  After allowing for certain capital restructuring, including the payment of capital raising expenses via the issue of shares, the pricing of this financing round, participated in by independent, arm’s-length parties, places a value on Genetic Technologies’ stake in ImmunAid of in excess of $4.5 million.  Plans to further expand that company’s patent estate and commercialise the technology have been prepared and approved by the Board.

RESEARCH AND DEVELOPMENT (cont.)

RareCellect™

Discussions with large international companies interested in pursuing potential commercial collaborations are continuing, with a number progressing advanced due diligence on the RareCellect™ data and samples.

CORPORATE MATTERS

During the March quarter, a total of 166,667 options which had previously been issued to a former employee were exercised, generating a total of $7,500 in funds for the Company.  Also during the quarter, a total of 333,333 options which had previously been issued to the same former employee were cancelled.

On 20 April 2012, the Company granted a total of 1,750,000 options to six employees of the Group.  Each option, which was granted at no cost, entitles the holder to acquire one ordinary share in the Company at a price of $0.12 each at any time up to, and including, 20 February 2017.

Signed on behalf of Genetic Technologies Limited

Dated this 24th day of April, 2012
DR. PAUL D.R. MacLEMAN
Chief Executive Officer